Exhibit 4

Daniel J. Donoghue
Managing Partner
1 312 265 9604
ddonoghue@thediscoverygroup.com

April 2, 2009

The Board of Directors

c/o Mr. Mark Beariault, Corporate Secretary

OpenTV Corp.

275 Sacramento Street

San Francisco, CA 94111

Dear Directors:

Discovery Group is the largest independent investor in OpenTV, owning 11.4% of the outstanding Class A shares.  We are writing to express our concerns with respect to the bid by Kudelski Group to take full control and ownership of OpenTV.

We find Kudelski’s offer of $1.35 per Class A share to be egregiously inadequate and oppressive.  In a predatory fashion, Kudelski seeks to take unfair advantage of an artificially low share price due to: 1) unprecedented weakness in the U.S. equities markets, and 2) poor operating performance and management turnover since Kudelski assumed control in early 2007.  The offer fails to recognize the inherent value of the Company and its promising future, as briefly demonstrated in 2008, the first full year of profitability in OpenTV’s history.

We also find it disingenuous and self-serving that Kudelski Group representatives have been meeting with OpenTV shareholders and alleging that OpenTV’s technology platform has been neglected and under-developed relative to its competition seemingly to justify Kudelski’s low bid.  The fact is that OpenTV’s Board has authorized over $160 million in R&D spending over the past five years. Kudelski’s offer values the entire business at little more than $80 million.

Rather, it is clear that OpenTV is a highly-strategic and prized asset for Kudelski.  OpenTV’s middleware platform fills an imperative gap in Kudelski’s stated objective of providing a complete end-to-end solution to its customers. The strength of OpenTV’s platform is evidenced by its high market share, which will deliver substantial value to Kudelski in the form of a high installed base of stable clients.  Kudelski also knows that OpenTV’s initiative in interactive advertising provides early momentum to one of Kudelski’s key growth strategies.

As to the process by which Kudelski seeks to gain complete control of OpenTV, we have serious reservations about the independence of the Special Committee appointed by the Board, which is charged with evaluating Kudelski’s offer and potentially negotiating a deal for the benefit of the U.S. public shareholders.  Two of the three Committee members were appointed to the Board by Kudelski, one of whom is a former career official with the Swiss government, which is where Kudelski is headquartered, and the other of whom was the President of a company mentioned in Kudelski’s 2006 annual report as an

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

important customer.  Further, the financial advisor representing the Special Committee has previous business dealings with Kudelski and, like Kudelski, is a prominent Swiss-based company.

Kudelski must not be allowed to unilaterally dictate the terms of this takeover to the detriment of U.S. public shareholders. Although Kudelski has 77% voting control of OpenTV, it holds only a minority economic stake of 32%. The Board must protect the economic rights of the U.S. public market investors that account for 68% of OpenTV’s equity capital.

While we strongly urge the Board to reject Kudelski’s bid of $1.35, we encourage the Special Committee to seek to negotiate a successful transaction at a fair value.  Absent a transaction, the relationship between Kudelski and OpenTV is destined to be plagued by conflicts-of-interest.  For instance, in a meeting with Kudelski Group executives on March 26, 2009, we were informed in writing that “Kudelski intends to direct OpenTV to invest an incremental $100-150 million over three years (organic and via acquisitions) to sustain competitive differentiation and a higher revenue growth rate,” and that “Given the significant investments required, Open TV has limited excess cash and will not issue a special dividend nor pursue share buybacks under any circumstances.”

This tact by Kudelski gives credence to the warning we issued in our 14a-8 Shareholder Proposal that was submitted earlier this year to OpenTV for inclusion in the upcoming annual meeting proxy.  Namely, we are gravely concerned that Kudelski will use its voting control to direct management actions that fulfill the global business objectives of Kudelski without regard to the risks to independent U.S. shareholders.  Clearly, the massive spending plan articulated to us by Kudelski is beyond the scope of OpenTV’s operating infrastructure and capitalization. As long as it remains a U.S. public company, it is the OpenTV Board, and not Kudelski Group, that should make all decisions regarding OpenTV’s capital spending and corporate financial strategy.

In order to assist in arriving at an amicable solution, we made a presentation to the OpenTV Board’s Special Committee and its financial advisor on March 27, 2009.  The presentation materials are enclosed herewith.  In it you will find substantive data supporting a “fair value” transaction range of $2.00-2.50 per share.  For reasons outlined in those materials, we argued that the higher end of the range is more appropriate than the lower end of the range. We also submitted the rationale for the Special Committee to require any transaction to be approved by a majority of the independent shareholders.

We believe our perspectives are well founded and are likely shared by many of OpenTV’s independent shareholders.  Please feel free to contact our firm with any questions or comments.

Respectfully Submitted,

DISCOVERY GROUP I, LLC

By:	/s/ Daniel J. Donoghue
Daniel J. Donoghue
Managing Member